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                     June 25, 2024

       Molly Henderson
       Chief Financial Officer
       Phathom Pharmaceuticals, Inc.
       100 Campus Drive, Suite 102
       Florham Park, New Jersey 07932

                                                        Re: Phathom
Pharmaceuticals, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-39094

       Dear Molly Henderson:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences